Annual and Extraordinary General Meeting of CollPlant Biotechnologies Ltd.

Date: October 13, 2020

See Voting Instruction On Reverse Side.

Please make your marks like this: ☒ **Use pen only**

Proposal	For	Against	Abstain
1. To approve the re-election of the following nominees to Company's board of directors, each until the next annual general meeting of shareholders, as presented to the shareholders.			
1a. Re-election of Dr. Roger Pomerantz to the Company's board of directors.	☐	☐	☐
1b. Re-election of Dr. Abraham (Avri) Havron to the Company's board of directors.	☐	☐	☐
1c. Re-election of Joseph Zarzewsky to the Company's board of directors.	☐	☐	☐
2. To re-elect Dr. Elan Penn as an external director of the Company for a three-year term commencing on January 14, 2021 and to approve his compensation terms.	☐	☐	☐

Question	Yes	No
2a. Do you have a personal interest in the approval of Proposal 2 (other than a personal interest that does not result from your connection with the controlling shareholder of the Company) or are you a controlling shareholder of the Company or someone on behalf of a controlling shareholder of the Company (please note: if you do not mark either Yes or No, your shares will not be voted for Proposal 2)?	☐	☐

Proposal	For	Against	Abstain
3. To appoint Kost Forer Gabbay & Kasierer , a member firm of Ernst & Young Global , as the Company's independent auditors for the fiscal year ending December 31, 2020, instead of Kesselman & Kesselman, certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited, and to authorize the Board of Directors, upon the recommendation of the Company's audit committee (the "Audit Committee"), to determine the auditors' remuneration to be fixed in accordance with the volume and nature of their services to the Company for such fiscal year.	☐	☐	☐
4. To approve the grant of options exercisable into ordinary shares of the Company to Yehiel Tal, the Company's Chief Executive Officer.	☐	☐	☐

Question	Yes	No
4a. Do you have a personal interest in the approval of Proposal 4 or are you a controlling shareholder of the Company or someone on behalf of a controlling shareholder of the Company (please note: if you do not mark either Yes or No, your shares will not be voted for Proposal 4)?	☐	☐

Proposal	For	Against	Abstain
5. To approve the grant of options exercisable into ordinary shares of the Company to Dr. Abraham (Avri) Havron and Joseph Zarzewsky, who serve as directors of the Company, subject to the approval of Proposal No. 1.	☐	☐	☐
6. To approve the grant of options exercisable into ordinary shares of the Company to Dr. Gili Hart and Dr. Elan Penn who serve as external directors of the Company, subject to the approval of Proposals No. 2 and 5.	☐	☐	☐

Question	Yes	No
6a. Do you have a personal interest in the approval of Proposal 6 (other than a personal interest that does not result from your connection with the controlling shareholder of the Company) or are you a controlling shareholder of the Company or someone on behalf of a controlling shareholder of the Company (please note: if you do not mark either Yes or No, your shares will not be voted for Proposal 6)?	☐	☐

Authorized Signatures - This section must be completed for your instructions to be executed.

Please Sign Here   Please Date Above

Please Sign Here   Please Date Above

← Please separate carefully at the perforation and return just this portion in the envelope provided. ←

Annual and Extraordinary General Meeting of CollPlant Biotechnologies Ltd. to be Held on October 13, 2020 for Holders as of September 10, 2020

MAIL

- Mark, sign and date your Voting Instruction Form.
- Detach your Voting Instruction Form.
- Return your Voting Instruction Form in the postage-paid envelope provided.

All votes must be received by 12:00 p.m. E.S.T. on October 8, 2020

For additional information, please visit:
https://ir.collplant.com/

PROXY TABULATOR FOR
COLLPLANT BIOTECHNOLOGIES LTD.
P.O. BOX 8016
CARY, NC 27512-9903

EVENT #

CLIENT #

CollPlant Biotechnologies Ltd.

Instructions to The Bank of New York Mellon, as Depositary
(Must be received prior to 12:00 p.m. E.S.T. on October 8, 2020)

The undersigned registered owner of American Depositary Shares hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of Shares or other Deposited Securities represented by such Shares of **CollPlant Biotechnologies Ltd.** registered in the name of the undersigned on the books of the Depositary as of the close of business on **September 10, 2020** at the **Annual and Extraordinary General Meeting** of the Company, to be held on **October 13, 2020** at **10:00 a.m. (Israel time),** or any postponement or adjournment thereof in respect of the resolutions specified on the reverse side.

NOTES:

1. **Please direct the Depositary how it is to vote by placing "X" in the appropriate box opposite each agenda item.**

(Continued and to be marked, dated and signed, on the reverse side)

PROXY TABULATOR FOR
COLLPLANT BIOTECHNOLOGIES LTD.
P.O. BOX 8016
CARY, NC 27512-9903